Exhibit 23.2

[Hulsey Oliver & Mahar, LLP Letterhead]

January 25, 2005

GB&T Bancshares, Inc.
P.O. Box 2760
Gainesville, Georgia 30503

  RE:
  Proposed Merger of FNBG Bancshares, Inc. with and into GB&T Bancshares, Inc. and SEC Form S-4.

Dear Sirs:

        In connection with the above matter, we have issued two separate opinions to FNBG, Inc. ("FNBG") of even date herewith in our capacity as counsel to GB&T Bancshares, Inc. ("GB&T"), in connection with that certain Agreement and Plan of Merger by and between GB&T and FNBG. Please Consider this letter as our formal consent for the inclusion of both opinions as exhibits 5 and 8 to this Amendment No. 1 to the Registration Statement on Form S-4 filed by GB&T in connection with the merger and for the discussion of the tax opinion and the use of the name of our firm within the body of the Registration Statement.

Very truly yours,
/s/ SAMUEL L. OLIVER
Samuel L. Oliver